UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission file number 1-11073

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION

6200 S. Quebec Street

Greenwood Village, CO 80111

First Data Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005

and for the Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm

To Plan Participants and First Data Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the First Data Corporation Incentive Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 3 to the accompanying financial statements, as a result of a spin-off of the Western Union money transfer business from First Data Corporation, there was a transfer of assets from the Plan to a newly created Western Union Company Incentive Savings Plan on September 29, 2006.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 28, 2007

First Data Corporation Incentive Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Investments (at fair value):
Cash	$3,620,753	$—
Participant loans	34,622,030	37,540,446
Investment in First Data Corporation Master Trust (Note 3)	—	1,135,159,217
Investments (Note 4)	1,146,430,589	—

Total investments, at fair value	1,184,673,372	1,172,699,663

Receivables:
Employer contributions	352,578	723,429
Participant contributions and loan repayments	5,198	19,283
Dividends and interest	1,116,041	—
Other income (Notes 1 and 4)	357,973	—

Total receivables	1,831,790	742,712

Payables:
Payables to other plans	152,558	—
Accrued administrative expenses	473,927	—

Total payables	626,485	—

Net assets available for benefits, at fair value	1,185,878,677	1,173,442,375

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	4,281,793	3,618,417

Net assets available for benefits	$1,190,160,470	$1,177,060,792

See accompanying notes.

First Data Corporation Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets attributed to:
Contributions:
Employer, net of forfeitures	$53,054,374
Participant	75,026,361
Rollover	3,671,141

131,751,876
Transfers from other plans (Note 1)	293,710
Investment income:
Plan’s interest in First Data Corporation Master Trust investment income (Note 3)	63,908,299
Interest and dividends	52,583,993
Net appreciation in fair value investments (Note 4)	13,822,343
Other income (Notes 1 and 4)	823,673
Loan interest	2,292,850

Total investment income	133,431,158

Total additions	265,476,744

Deductions from net assets attributed to:
Transfers to other plans (Notes 1 and 3)	118,667,087
Administrative expenses (Note 1)	666,891
Benefit payments	133,043,088

Total deductions	252,377,066

Net increase in net assets	13,099,678
Net assets available for benefits at beginning of year	1,177,060,792

Net assets available for benefits at end of year	$1,190,160,470

See accompanying notes.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements

1. Plan Description

The following description of the First Data Corporation Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The official plan documents control in all circumstances.

General

The Plan (as amended and restated) was established effective July 1, 1990 as a defined contribution plan to provide retirement benefits for certain employees of First Data Corporation and its participating subsidiaries (“FDC” or the “Company”), the Plan sponsor. Employees of the Company (i) who are not subject to a collective bargaining agreement, (ii) who receive compensation payable in U.S. dollars, and (iii) who are not leased employees or independent contractors are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Eligible employees may participate in the Plan and make salary deferral contributions as soon as administratively possible following the date they became an employee.

Administration

The First Data Investment Council (“FDIC”) establishes, amends and monitors compliance with investment policies, and selects and monitors trustees, outside advisors, investment managers and consultants of the Plan. The First Data Employee Benefits Committee (“FDEBC”) administers and operates the Plan, and selects and monitors any record keepers or third-party administrators of the Plan. The Plan Design Committee (“PDC”), a non-fiduciary committee, establishes, adopts, amends, terminates, freezes, merges or transfers all Company employee benefit plans. All committees are appointed by the Compensation and Benefits Committee of the Company’s Board of Directors.

The FDEBC is responsible for reviewing employee appeals and other fiduciary duties. Each Committee selects, retains and terminates advisors and adopts rules, bylaws and procedures that the Committee deems necessary.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

On September 29, 2006, the Company separated its Western Union money transfer business into an independent, publicly traded company through a spin-off of 100% of Western Union to FDC shareholders (“the spin-off”). As a result of the spin-off, assets held in the Master Trust related to the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (“RSP”) were transferred into a separate trust. Also, Western Union Company created a new plan, the Western Union Company Incentive Savings Plan (“Western Union Plan”). Assets in the Plan which related to Western Union employees were spun out of the Plan effective September 29, 2006 in a trust-to-trust transfer to the Western Union Plan. See Note 3 and below for more information.

Prior to the spin-off, the Plan, along with the RSP, participated in the First Data Corporation Master Trust for Defined Contribution Plans (the “Master Trust”), of which State Street Bank and Trust Company (“State Street” or “Trustee”) was the trustee. Effective with the spin-off, the Master Trust ceased to exist. State Street remained Trustee of the Plan’s assets. Hewitt Associates (“Hewitt” or “Recordkeeper”) is the record keeper of the Plan. Assets in participants’ self-directed brokerage accounts, which were part of the Master Trust prior to the spin-off and part of the Plan after the spin-off, are administered by Hewitt Financial Services.

Administrative Expenses and Other Income

Reasonable expenses of administering the Plan include, but are not limited to, recordkeeping expenses, trustee fees and transactional costs and may, at the election of the Plan administrator, be paid by the Plan. Expenses paid or payable by the Plan for the period from September 29, 2006 through December 31, 2006 were $666,891. Certain mutual fund companies reimburse the Plan for some of the expenses of administering the funds. These amounts are included as other income in the Statement of Changes in Net Assets Available for Benefits. These reimbursements generally are used to pay Plan expenses. Prior to September 29, 2006 the Master Trust paid all Plan expenses and received fee reimbursements (see Note 3).

Contributions and Vesting

Participants may contribute pre-tax dollars to the Plan of not less than 1% or more than 25% (6% for Highly Compensated Employees, as defined by the Internal Revenue Code (the “Code”), who are eligible to participate in the Company’s Supplemental Incentive Savings Plan) of their eligible compensation, subject to certain limitations imposed by Sections 402(g) and 401(k) of the Code ($15,000 in 2006). Participants may also roll over qualified distributions into the Plan, including personal Individual Retirement Accounts (“IRA”). Participants are always fully vested in their elective and rollover contributions under the Plan.

Effective April 1, 2005, an automatic enrollment feature was added to the Plan. The Company withholds 3% from each participant’s compensation for contribution as a pre-tax contribution to the Plan, unless the participant affirmatively elects not to have such a withholding made.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participants age 50 or over before the close of the Plan year are eligible to make an additional tax-deferred payroll contribution, subject to certain limitations imposed by the Code ($5,000 annual limit in 2006). Participants are fully vested in this “catch-up” contribution.

For participants who have completed at least one year of service, the Company matches 100% of participants’ pre-tax contributions up to 3% of the participant’s eligible compensation. Participants become fully vested in their matching contributions over a four-year service period:

Years of Service	Percent Vested
1	25%
2	50%
3	75%
4	100%

Certain employees with five but less than ten years of service, whether or not otherwise enrolled in the Plan, will receive Service-Related Contributions to their Plan accounts equal to 1.5% of their eligible compensation per pay period. For employees with ten or more years of service, the Company will make a Service-Related Contribution of 3% of their eligible compensation per pay period. Employees are always fully vested in any Service-Related Contributions made to their accounts under the Plan.

Employees who opted out of the FDC pension plan or had their FDC pension benefit frozen, or certain employees hired after July 1, 1994 but prior to April 1, 1996, receive additional employer contributions (“ISP Plus Contributions”) equal to 3.4% of their eligible compensation per pay period, which becomes fully vested after five years of service.

The Company may make a special contribution to participants who are eligible employees on the last day of the Plan year or are eligible employees during the Plan year who terminated employment due to death, disability or retirement. Any special contributions will be allocated based on the ratio of a participant’s compensation to compensation of all eligible participants and will be made in the form of Company common stock, cash, or any combination thereof. Participants are 100% vested in special contributions. The Company did not make a special contribution for the 2006 Plan year.

Company matching and ISP Plus Contributions become fully vested at the employee’s retirement (defined as attaining age 65), death, or disability. All elective and Company contributions are invested in fund options as directed by participants.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances, subject to certain limitations. Loans made under the Plan bear interest at the prime rate plus 1%. The rate is fixed for the term of the loan, which can range from six months to five years or 25 years for primary residential loans, subject to certain requirements. A maximum of two loans per participant, one short-term and one residential, is allowed to be outstanding at a time.

Participant Accounts

Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan. Separate accounts are maintained for each participant, whereby the participant’s account is increased for contributions and investment income net of expenses and decreased for withdrawals, forfeitures, and investment losses. Investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon retirement, termination of employment with the Company, reaching age 59 1/2, becoming permanently and totally disabled, or death, the vested portion of the balance in the participant’s account is available to the participant or designated beneficiaries in the form of a lump-sum payment. Upon experiencing severe financial hardship, a participant may request a hardship withdrawal if certain criteria are met. Hardship withdrawals will be made in cash.

Beginning in 2005, distributions of qualified defined contributions account balances greater than $1,000, but less than $5,000, are paid as a direct rollover to an IRA in the name of the plan participant. These mandatory distributions apply only to participants who have separated from service and do not actively elect a distribution to their account or an eligible retirement plan.

Investment Options

Upon enrolling in the Plan, participants are responsible for designating how contributions are apportioned among the Plan’s investment options. Participants may choose among investment funds, including a self-directed brokerage account, which allows participants to buy and sell almost any mutual fund or other public security available and an FDC Stock Fund. FDC stock, however, may not be traded in the self-directed brokerage account. Effective January 1, 2006, the FDC Stock Fund was frozen to new investments. Participants with balances as of that date can freely trade out of the stock fund but no investments into the fund may be made. A participant may elect to change their investment options daily.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Forfeitures

Forfeitures of terminated participants’ nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the Plan. During the year ended December 31, 2006, the Company used approximately $873,000 of forfeitures to reduce Company contributions. No forfeitures were used to pay expenses. At December 31, 2006 and 2005, forfeitures of approximately $220,000 and $140,000, respectively, were held in an unallocated account.

Net Transfers from/to Other Plans

In conjunction with FDC’s business acquisition, divestiture activities and the spin-off, plan assets have been transferred into and out of the Plan, respectively. When an acquired company’s plan is terminated, those participants are given the option to rollover their accounts into the Plan. Such rollovers are included in the “Rollover” line item of the accompanying Statement of Changes in Net Assets Available for Benefits.

Mergers of acquired-company plans, plan assets transferred out of the Plan due to divestitures and plan assets transferred into and out of the Plan from and to other Company-sponsored qualified plans as a result of employee status changes are included in the “Transfers from/to other plans” line items of the accompanying Statement of Changes in Net Assets Available for Benefits. The following summarizes such plan transfers for the year ended December 31, 2006:

Transfers from other plans:
Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees	$293,710

Transfers to other plans:
Western Union Company Incentive Savings Plan	$118,667,087

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are stated at fair value. Stocks underlying in the self-directed brokerage account and mutual funds are valued at fair value, based upon quoted market prices.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

PIMCO Total Return, Vanguard Institutional Index and FDC Stock funds are valued on a unitized basis based on the fair market value of the underlying assets. The Invesco Stable Value Fund is valued at fair value based on information reported by the Trustee in the audited financial statements of the common collective trust. Participant loans are valued at their outstanding balance, which approximates fair market value. Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the common collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the investment in the common collective trust from fair value to contract related to the fully benefit-responsive investment contracts. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements. This statement defines fair value, establishes a fair value hierarchy to be used in generally accepted accounting principles and expands disclosures about fair value measurements. Although this statement does not require any new fair value measurements, the application could change current practice. The statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement to its financial position and results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require estimates to be made that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid. At December 31, 2006 and 2005, there were approximately $1,028,000 and $409,000, respectively, in benefits approved but not paid (see Note 9).

Contributions

Contributions are recorded in the period payroll deductions are made.

3. First Data Corporation Master Trust

The Master Trust was established in 2002 for the investment of assets of the Plan and the RSP. As discussed in Note 1, the Master Trust consisted of the Plan and the RSP up to September 29, 2006. Beginning September 30, 2006, the Master Trust ceased to exist due to the spin-off and the subsequent transfer of RSP assets to a separate trust. The Plan held an ownership interest in the Master Trust of approximately 96.7% at December 31, 2005. The Plan’s interest in the net investment income from the Master Trust was approximately 97.6% for the nine months ended September 29, 2006.

The Trustee maintained the assets of the Plan. Each participating plan had an individual interest in the Master Trust as of December 31, 2005 and during the nine months ended September 29, 2006.

Investment income or loss, net of expenses, relating to the Master Trust was allocated to the individual plans based upon the balances invested by each plan based on participant elections.

As of September 30, 2006 and December 31, 2005, the condensed statement of net assets for the Master Trust was as follows:

	2006	2005
Investments, at fair value:
Cash	$—	$9,534,424
Mutual funds	—	786,292,782
Common collective trust funds	—	233,222,114
FDC Stock Fund	—	127,170,248
Other common stock	—	15,763,384
Government obligations	—	527,301
Preferred stock	—	142,721
Corporate bonds	—	393,988
Other	—	21,029

	—	1,173,067,991
Dividends and interest receivable	—	1,232,595

Total assets (at fair value)	$—	$1,174,300,586

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

The following investments represent 5 percent or more of the Master Trust’s net assets, at fair value as of September 30, 2006 and December 31, 2005:

	2006	2005
Invesco Stable Value Fund (at fair value)	$—	$233,222,114
Vanguard Institutional Index Fund	—	158,952,432
FDC Stock Fund	—	127,170,248
Fidelity Dividend Growth Fund	—	84,246,158
Fidelity Freedom 2020 Fund	—	83,124,348
Franklin Templeton Foreign A Fund	—	64,137,773
Lord Abbett Small Cap Value	—	66,292,610

The FDC Stock Fund included 2,956,760 shares of FDC common stock having fair value of $127,170,248 as well as cash equivalents of $1,144,066 at December 31, 2005. As of December 31, 2005, the Master Trust had accrued approximately $177,000 in dividends from FDC common stock.

Participants are allowed to vote their share of the FDC common stock fund if the vote is submitted within a specified time period. For those voting interests that are not received within that time period, the Trustee will vote on the participants’ behalf.

The net investment income of the Master Trust for the nine months ended September 29, 2006 was as follows:

2006
Interest, dividends and other income	$19,034,917
Net appreciation in fair value of investments	48,704,680
Administrative expenses	(2,262,492)

Net investment income	$65,477,105

For the nine months ended September 29, 2006, the Master Trust’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2006
Mutual funds	$50,421,966
FDC Stock Fund	(1,964,886)
Other common stock	258,211
Government obligations	1,541
Preferred stock	11,555
Corporate bonds	7,678
Other	(31,385)

$48,704,680

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

3. First Data Corporation Master Trust (continued)

Expenses of the Master Trust and expenses of the plans participating in the Master Trust are paid through the Master Trust by allocations of administrative fees and forfeitures from the participating plans. Included in interest, dividends and other income of the Master Trust are fee reimbursements received from certain mutual fund companies that are used to pay expenses of the Master Trust and Plans. For the nine months ended September 29, 2006, the Master Trust received approximately $1.6 million in fee reimbursements. During the nine months ended September 29, 2006, the Company did not use participating plans’ forfeitures to pay administrative expenses (see Note 1).

4. Investments

As of December 31, 2006 and 2005, the condensed statement of net assets for the Plan, including the Harris Direct self-directed brokerage accounts which is presented as one investment on the Schedule of Assets (Held at End of Year), is as follows:

	2006	2005
Investment in First Data Corporation Master Trust (Note 3)	$—	$1,135,159,217
Investments, at fair value:
Cash and cash equivalents in Self Directed Brokerage Account	6,644,909	—
Mutual funds	814,574,529	—
Collective trust funds	196,235,975	—
FDC Stock Fund	59,329,019	—
Other common stock	69,157,803	—
Government obligations	278,416	—
Preferred stock	21,952	—
Corporate bonds	170,092	—
Other	17,894	—

	1,146,430,589	1,135,159,217
Dividends and interest receivable	1,116,041	—

Total investments, at fair value and accrued interest and dividends	$1,147,546,630	$1,135,159,217

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

4. First Data Corporation Incentive Savings Plan (continued)

The following investments represent 5 percent or more of the Plan’s net assets, at fair value as of December 31, 2006:

2006
Invesco Stable Value Fund (at fair value)	$196,235,975
Vanguard Institutional Index Fund	150,782,318
FDC Stock Fund	59,329,019
Fidelity Dividend Growth Fund	78,287,460
Fidelity Freedom 2020 Fund	80,807,700
Franklin Templeton Foreign A Fund	67,433,983
Lord Abbett Small Cap Value	87,646,527
Equity Income Fund – American Century	61,326,190

The FDC Stock Fund includes 2,324,805 shares of FDC common stock having a fair value of $59,329,019 as well as cash equivalents of $379,786 as of December 31, 2006. As of December 31, 2006, the Plan had accrued approximately $70,000 in dividends from FDC common stock.

Participants are allowed to vote their share of the FDC common stock fund if the vote is submitted within a specified time period. For those voting interests that are not received within that time period, the Trustee will vote on the participants’ behalf.

The net investment income of the Plan for the period from September 30, 2006 to December 31, 2006 is as follows:

2006
Interest and dividends	$52,583,993
Net appreciation in fair value of investments	13,822,343
Other income	823,673

Net investment income	$67,230,009

For the period from September 30, 2006 to December 31, 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

2006
Mutual funds	$(1,289,217)
FDC Stock Fund	6,287,079
Other common stock	8,840,563
Government obligations	(248)
Preferred stock	(10,147)
Corporate bonds	(7,314)
Other	1,627

$13,822,343

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan received a determination letter dated April 9, 2003 from the Internal Revenue Service (“IRS”), stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended and restated and submitted for a new determination letter in July 2006 which is still pending with the IRS. The Company continues to believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2006 and 2005. Therefore, no provision for taxes has been included in the accompanying financial statements.

6. Party-in-Interest and Related Party Transactions

Certain Plan investments are shares or units of funds managed by the Trustee and certain Plan investments are in accounts managed by Hewitt Financial Services, the administrator of the self-directed brokerage account, therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

As further described in Note 3 and 4, the Plan holds investments in FDC common stock; therefore, these transactions also qualify as party-in-interest transactions. The transactions are exempt from the prohibited transaction rules.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8. Concentrations, Risks and Uncertainties

The Plan provides for various investments in mutual funds, a common collective trust fund, common stock, FDC common stock and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. See Notes 3 and 4 for a listing of investments at fair value, which individually are greater than 5% of net assets held.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the fair value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

9. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits, investment income and benefit payments per the accompanying financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the accompanying financial statements	$1,190,160,470	$1,177,060,792
Less: Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(4,281,793)	—
Less: Amounts allocated to withdrawing participants	(1,028,100)	(409,066)

Net assets available for benefits per the Form 5500	$1,184,850,577	$1,176,651,726

Total investment income per the accompanying financial statements	$133,431,158
Less: Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(4,281,793)

Total investment income per the Form 5500	$129,149,365

Benefits paid to participants per the accompanying financial statements	$133,043,088
Add: Amounts allocated to withdrawing participants at December 31, 2006	1,028,100
Less: Amounts allocated to withdrawing participants at December 31, 2005	(409,066)

Benefits paid to participants per the Form 5500	$133,662,122

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements (continued)

10. Subsequent Events

In April 2007, the Company announced an agreement (“the proposed merger”) to be acquired by an affiliate of Kohlberg Kravis Roberts & Co (“KKR”). The proposed merger, which is expected to occur prior to the end of the third quarter 2007, would result in FDC becoming a privately held company. At this time, no changes to the Plan are expected.

Supplemental

Schedule

First Data Corporation Incentive Savings Plan

EIN: 47-0731996—Plan Number: 002

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Cash Equivalents:
*	State Street Bank	Cash and cash equivalents	$3,620,753

	Collective Trust Funds:
	Invesco (at fair value)	Stable Value Fund	196,235,975

	Common Stocks:
*	First Data Corporation	Common Stock	59,329,019
	Western Union Corporation	Common Stock	52,232,004

	Mutual Funds:
	American Century	Equity Income Fund	61,326,190
	Evergreen Funds	International Growth A Fund	59,044,081
	Fidelity Investments	Fidelity Dividend Growth	78,287,460
	Fidelity Investments	Freedom 2010 Fund	11,048,986
	Fidelity Investments	Freedom 2020 Fund	80,807,700
	Fidelity Investments	Freedom 2030 Fund	23,644,490
	Fidelity Investments	Freedom 2040 Fund	23,016,116
	Franklin Templeton	Foreign A Fund	67,433,983
	JP Morgan	Midcap Growth A	35,722,013
	Lord Abbett	SmallCap Value Fund	87,646,527
	Lord Abbett	Affiliated A Fund	22,319,366
	Managers Special	Equity Fund	37,938,473
	Pimco	Total Return Fund	44,432,288
	The Vanguard Group	Institutional Index Fund	150,782,318
	Wells Fargo	Large Company Growth Fund	19,069,234

*	Harris Direct	Self-Directed Brokerage Account	36,114,366

	Participant Loans:
*	Plan participants	Interest rates ranging from 5% to 10.5%, various maturity dates	34,622,030

	Total Investments:		$1,184,673,372

*	Denotes a party-in-interest to the Plan (Note 6).

See accompanying report of independent registered public accounting firm and notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

FIRST DATA EMPLOYEE BENEFITS COMMITTEE, as Plan Administrator

Date: June 28, 2007	By:	/s/ MICHAEL BIAGIOTTI
Michael Biagiotti
SVP, Compensation and Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Anton Collins Mitchell LLP